SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,163
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,163
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.17% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Intrinsic Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0004% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Bryant L. Keil
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,159 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,159 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,159 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.69% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust, and (iv) 500 shares of Common Stock beneficially owned by Mr. Keil, individually.

(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Neil Luthra
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,713
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,713
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.24% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.54% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. The Khimji Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 621,309 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 621,309 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,309 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.62% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The 621,309 shares of Common Stock beneficially owned by The Khimji Foundation were purchased through its wholly owned subsidiary, TKF Investments LLC, a Delaware limited liability company.
(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer” or “Potbelly”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606. This Amendment No. 4 amends and supplements, as set forth below, the information contained in Items 1, 3, 4, 5 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2019, as amended, supplemented and restated from time to time prior to the date of this Amendment No. 4 (as so amended, the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 4, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 1,955,444 shares of Common Stock or 8.27% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

Mr. Keil beneficially owns 162,803 shares underlying stock options granted by the Issuer, for which no cash consideration was paid. Such stock options are fully vested and exercisable at any time upon Mr. Keil’s election. The exercise price of such options is $10.59 per share. The total aggregate purchase price for the remaining 1,792,641 shares of Common Stock beneficially owned by the Reporting Persons in the aggregate as of March 27, 2020, was approximately $8,760,857.84. The source of such funds was internally generated funds of the respective Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following paragraph:

This Amendment No. 4 is being filed to report an increase in the Reporting Persons’ beneficial ownership due to the acquisition of additional Shares by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus in the case of Mr. Keil’s ownership percentage and the aggregate percentage collectively held by the group, if such a group is deemed to have been formed, each as disclosed above, the 162,803 shares of Common Stock underlying stock options held by Mr. Keil.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as previously reported or as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d) No person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

(e) N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of March 30, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: March 30, 2020	/s/ Neil Luthra
Neil Luthra

Dated: March 30, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Manager

Dated: March 30, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: March 30, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian,
Managing Member

Dated: March 30, 2020	The Khimji Foundation

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Trustee

SCHEDULE 1

Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shares Bought/(Sold)	Approx. price ($) per Share[1]
TKF Investments LLC
3/20/20	Common Stock	26,296	$2.00
3/23/20	Common Stock	22,199	$2.00
3/25/20	Common Stock	77,917	$2.67
3/26/20	Common Stock	99,280	$3.12
3/27/20	Common Stock	195,617	$2.99

[1]	Not including any brokerage fees.

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of March 30, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Potbelly Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 30, 2020.

Dated: March 30, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: March 30, 2020	/s/ Neil Luthra
Neil Luthra

Dated: March 30, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Manager

Dated: March 30, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: March 30, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian,
Managing Member

Dated: March 30, 2020	The Khimji Foundation

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Trustee